Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 (which is expected to be filed with the Securities and Exchange Commission on or about January 22, 2014), relating to the 2010 Omnibus Incentive Plan, as amended, of Impac Mortgage Holdings, Inc., of our reports dated March 11, 2013, with respect to (1) the consolidated financial statements of Impac Mortgage Holdings, Inc. and subsidiaries (the “Company”) as of and for the years ended December 31, 2012 and 2011, and (2) the effectiveness of internal control over financial reporting as of December 31, 2012, which appear in the Company’s Annual Report on Form 10-K as of December 31, 2012.

/s/ SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Newport Beach, California
January 22, 2014